Exhibit 99.1

Sapiens Launches IntegrateAI, the Second Release in its DecisionAI Portfolio

IntegrateAI addresses growing market demand for a single, integrated business application that leverages machine learning models in decision management

Rochelle Park, NJ, April 18, 2024 — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the launch of IntegrateAI, the newest capability from Sapiens Decision, integrating machine learning models into the business-friendly decision model workbench.

Sapiens Decision users can integrate machine learning models as another component of their decision model diagram, combining declarative and probabilistic constructs into one consistent and explainable model. Enabling non-technical users to incorporate the machine learning models from data science teams into a single decision model dramatically reduces business and technical complexities, driving greater operational control and efficiency.

IntegrateAI follows Sapiens Decision’s recent ModelAI release, which brought a Generative AI (GenAI) copilot to decision modelers with integration to Microsoft Azure’s OpenAI Service. The two releases fulfill the initial AI strategy and roadmap of Sapiens Decision to increase the access, speed, and efficacy of decision automation for business users. Sapiens Decision is planning additional AI based products to support the full lifecycle of the decision modeling process, including ExtractAI (for extracting decision logic from legacy code) and OptimizeAI (to optimize business decisions for specific outcomes).

“Sapiens Decision IntegrateAI enables organizations to implement decision automation with greater transparency, explainability, and efficiency by enabling business users to integrate machine learning models within decision models,” said Ilan Buganim, Sapiens CTIO. “Combined with Sapiens Decision’s copilot ModelAI, which leverages GenAI to automatically convert natural language to decision models, enterprises can now turbocharge their application of decision automation for greater business outcomes.”

Sapiens Decision provides end-to-end decision management capabilities from decision logic extraction from legacy code to decision modeling with no code tools, and deployment through Decision-as-a-Service. Sapiens Decision offers a technology-independent solution to fit any architecture, allowing organizations to reuse their existing infrastructure and governance models.

Sapiens will be showcasing IntegrateAI at Insurance Innovators USA, Nashville, TN on April 22-23, 2024.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

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Investor and Media Contact

Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com